EXHIBIT 2.2

AMENDMENT NO. 1

TO

STOCK PURCHASE AGREEMENT

This Amendment No. 1 to Stock Purchase Agreement (this “Amendment”), dated as of August 28, 2006, is by and among International Spirits, LLC, a Nevada limited liability company or its assigns (“Purchaser”); New World Brands, Inc., a Delaware corporation (“Seller”); and International Importers, Inc., a Florida corporation (the “Company”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS:

A. The parties hereto are parties to that certain Stock Purchase Agreement, dated as of June 22, 2006 (the “Purchase Agreement”), providing for the purchase by the Purchaser of all of the outstanding shares of common stock of the Company owned by Seller in exchange for the Purchase Price.

B. The parties have agreed, among other things, that there shall be an additional condition to the obligations of the Seller to consummate the transactions contemplated by the Purchase Agreement.

C. As a result, the parties hereto desire to amend the Purchase Agreement to reflect the aforementioned change and to make certain other changes thereto as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties, intending to be legally bound, agree as follows:

1. A new Section 9.7 to the Purchase Agreement is hereby added as follows:

“9.7 Seller shall have received an investment of $1.5 million from Selvin Passen, M.D., or his affiliates, in exchange for 7,500,000 shares of common stock, $.01 par value per share, of Seller, on the terms more specifically set forth in the Subscription Agreement attached hereto as Exhibit A.”

2. Section 10.1 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“10.1 This Agreement may be terminated at any time prior to the Closing by either the Seller or the Purchaser:

i. upon mutual written consent; or

ii. if the transactions contemplated hereby shall not have been consummated by September 30, 2006.”

3. Except as specifically amended hereby, the Purchase Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect.

4. To the extent of any inconsistency between the terms of the Purchase Agreement and this Amendment, the terms of this Amendment will control.

5. All questions concerning the construction, validity and interpretation of this Amendment shall be governed by the internal law, and not the law of conflicts, of the State of Florida.

6. This Amendment may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Facsimile transmission of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

PURCHASER:

INTERNATIONAL SPIRITS, LLC

By:	/s/ Selvin Passen, M.D.
Name:	Selvin Passen, M.D.
Title:	Managing Member

SELLER:

NEW WORLD BRANDS, INC.

By:	/s/ Mark A. Weber
Name:	Mark A. Weber
Title:	Chief Financial Officer

COMPANY:

INTERNATIONAL IMPORTERS, INC.

By:	/s/ Mark A. Weber
Name:	Mark A. Weber
Title:	Chief Financial Officer